

13003883

PE 12/17/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

DEC 30 2013

Washington, DC 20549

December 30, 2013

Act: 1934
Section:
Rule: 14a-8 (DVS)
Public
Availability: 12-30-13

Amy Carriello
PepsiCo, Inc.
amy.carriello@pepsico.com

Re: PepsiCo, Inc.
Incoming letter dated December 17, 2013

Dear Ms. Carriello:

This is in response to your letter dated December 17, 2013 concerning the shareholder proposal submitted to PepsiCo by Qube Investment Management Inc. We also have received a letter from the proponent dated December 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ian Quigley
ian@qubeconsulting.ca

December 30, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PepsiCo, Inc.
Incoming letter dated December 17, 2013

The proposal relates to compensation.

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of PepsiCo's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PepsiCo relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



24 December 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

RE: Shareholder Proposal Submitted by Qube Investment Management Inc, Pursuant to Rule 14a-8 Under the Securities Exchange Act for PEPSICO

Dear Sir or Madam:

I trust this letter finds you well.

Qube Investment Management Inc., a Registered Portfolio Management firm in the Canadian Provinces of Alberta and British Columbia, respectfully submits this letter in response to the December submission by PEPSICO (the "Company") opposing the shareholder proposal made by Qube Investment Management in November of 2013. While we wish for our proposal to be included in the corporate proxy materials of the upcoming Annual Meeting of Shareholders, the Company has requested the opportunity for it to be denied.

We were disappointed that PEPSICO was unwilling to discuss our proposal prior to the filing of their "no action" request. We believe that the addressing of shareholder concerns is important and critical to maintaining a healthy and confident public market. We also believe that shareholder participation and engagement is a key element missing in today's public markets and it is the board's fiduciary duty to review all shareholder proposals. Our proposal deserves its right to be heard, discussed and voted upon by other shareholders. Without negotiation or dialogue, management has attempted to deny our investors this basic privilege of ownership.

Attached is a custodial letter confirming our ownership position under 14a-8. As public companies today can have millions of shareholders using thousands of intermediaries, we believe that some flexibility has to be allowed in the confirmation of proposal eligibility. Should the company have asked for more information, we would have been more than happy to supply it along with an official report from our custodian showing our shareholdings.

We are eligible to make such a proposal and believe that the use of technical obstacles contrary to the encouragement of an engaged shareholder and healthy market. We believe that such proposals offer a

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4

Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939 rare opportunity for shareowners to exercise their rights to ensure adequate stewardship of the corporation. That shareholder dialogue is what the annual shareholder's meeting is designed to facilitate.

We want to thank the SEC for the time required to process such matters. Please advise if you have any questions and best regards,

Best regards and Merry Christmas,

Ian Quigley, MBA
Portfolio Manager, QIM
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani	Melina Jesuvant
Account Manager	Manager, Service Delivery





PEPSICO



pepsi.
Tropicana



700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 17, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of Qube Investment Management Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Qube Investment Management Inc. ("Qube").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to Qube.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform Qube that if Qube elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as [sic] requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

A copy of the Proposal, as well as related correspondence from Qube, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because Qube failed to provide the requisite proof of continuous ownership in response to the Company's proper request for that information;
- Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9;
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(6) because the Proposal is beyond the Company's power to implement; and
- Rule 14a-8(i)(1) because the Proposal is mandatory rather than precatory and is therefore improper under state law.

BACKGROUND

Qube submitted the Proposal to the Company in a letter that was dated November 6, 2013, sent to the Company on November 18, 2013, and received by the Company on November 19, 2013. *See* Exhibit B. The Proposal was accompanied by a letter from TD Waterhouse Canada Inc. dated November 5, 2013 (the "First TD Waterhouse Letter"), which stated, in pertinent part:

> This is to verify that [a]s of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 6,700 shares of PEPSICO INC.

See Exhibit A. The First TD Waterhouse Letter was accompanied by a "Security Record and Positions Report" (a list of account names and positions held in various companies' securities) dated as of November 13, 2013. Qube's submission failed to provide verification of Qube's ownership of the requisite number of Company shares as of the date Qube submitted the proposal (November 18, 2013) and failed to verify continuous ownership of the Company shares for the full one-year period preceding and including such date.

The Company reviewed its stock records, which did not indicate that Qube was the record owner of any shares of Company securities. Accordingly, on December 3, 2013, which was within 14 days of the date that the Company received the Proposal, the Company sent Qube a letter notifying it of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit C, the Company informed Qube of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies.[1] Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that Qube's submission was not sufficient because it established ownership as of November 5, 2013 rather than November 18, 2013 (the date it submitted the Proposal), and failed to verify Qube's ownership for the full one-year period preceding and including such date; and

[1] The Deficiency Notice also addressed whether Qube is a shareholder eligible to submit the Proposal for inclusion in the 2014 Proxy Materials under Rule 14a-8. This letter does not address that issue because regardless the Company has not been supplied sufficient proof of ownership as of the date the Proposal was submitted, and none of the arguments set forth in this letter are intended to waive other potential grounds for excluding the Proposal under Rule 14a-8.

- that Qube's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date Qube received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit C. The Deficiency Notice was emailed to Qube at 6:01 p.m. on December 3, 2013 and delivered via overnight mail to Qube at 3:47 p.m. on December 4, 2013. *See* Exhibit D.

The Company received a response to the Deficiency Notice from Qube via email on December 12, 2013. *See* Exhibit E. However, this response did not contain sufficient proof of Qube's ownership of the requisite number of Company securities for at least one year as of the date the Proposal was submitted (November 18, 2013). The response included a new letter from TD Waterhouse Canada Inc. dated December 11, 2013 (the "Second TD Waterhouse Letter"), which stated, in pertinent part:

> Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid. The Security Record and Positions Report provide [sic] a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

See Exhibit E. The Second TD Waterhouse Letter was accompanied by a "Security Record and Positions Report" dated as of November 26, 2013.

The Company has received no further correspondence from Qube regarding either the Proposal or proof of Qube's ownership of Company shares.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because Qube Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because Qube did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to Qube in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit C.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

The Staff consistently has granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal. For example, in *PepsiCo, Inc. (Albert)* (avail. Jan. 10, 2013), the proponent submitted the proposal on November 20, 2012 and provided a broker letter that established ownership of company securities for one year as of November 19, 2012. The company properly sent a deficiency notice to the proponent on December 4, 2012 that specifically identified the date as of which beneficial ownership had to be substantiated and how the proponent could substantiate such ownership, and the proponent did not respond to the deficiency notice. The Staff concurred in the exclusion of the proposal because the broker letter was insufficient to prove continuous share ownership for one year as of November 20, 2012, the date the proposal was submitted. *See also Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *The Home Depot, Inc.* (avail. Feb. 5, 2007) (letter from broker stating ownership for one year as of November 7, 2005 to November 7, 2006 was insufficient to prove continuous ownership for one year as of October 19, 2006, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

Furthermore, in Section C.1.c of SLB 14, the Staff specifically addressed whether periodic investment statements could satisfy the continuous ownership requirements of Rule 14a-8(b):

> **(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

Consistent with Section C.1.c of SLB 14, the Staff consistently has concurred with the exclusion of proposals on the grounds that the periodic brokerage statement or account statement submitted by the proponent was insufficient proof of the proponent's ownership of company securities. For example, in *IDACORP, Inc.* (avail. Mar. 5, 2008), the proponents had submitted monthly account statements to establish their ownership of company securities. The Staff concurred with the exclusion of the proposal under Rule 14a-8(f), noting that "the proponents appear to have failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." *See also Rite Aid Corp.* (avail. Feb. 14, 2013); *E.I. du Pont de Nemours and Co.* (avail. Jan. 17, 2012); *General Electric Co.* (avail Dec. 19, 2008); *McGraw Hill Cos., Inc.* (avail. Jan. 28, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Sky Financial Group* (avail. Dec. 20, 2004, *recon. denied* Jan. 13, 2005) (in each, the Staff concurred that periodic investment statements were insufficient to demonstrate continuous ownership of company securities).

The Staff also has concurred previously in the exclusion of proposals where the proponent's proof of ownership letter did not affirmatively state that the proponent continuously held the requisite amount of shares for the applicable one-year period but instead simply referred to an accompanying securities holding or similar report. For example, the proponent in *Mylan, Inc.* (avail. Feb. 3, 2011) provided as proof of ownership a letter from BNY Mellon Asset Servicing that was accompanied by two "holdings reports" and one "transaction report."

Rather than providing a clear, standalone statement as to the amount of securities the proponent held, the letter made a statement that was dependent upon the holdings reports and transaction report: "In order to verify that the [proponent] has been the beneficial owner of at least one percent or $2,000 in market value of Mylan, Inc. common stock . . . and that the [proponent] has continuously held the securities for at least one year, I have enclosed [two holdings reports and one transaction report]." The Staff concurred that the proposal could be excluded, noting that "the documentary support that the proponent provided does not affirmatively state that the proponent owns securities in the company." *See also General Electric Co.* (avail. Jan. 24, 2013) (concurring that a co-proponent's submission was deficient where it consisted of a cover letter from Raymond James Financial Service that referenced stock certificates and other account materials that were provided with the cover letter); *Great Plains Energy Inc.* (avail. Feb. 10, 2006) (concurring in the exclusion of a proposal where the proponent's proof of ownership letter stated, "The attached November 2005 statement and 2002 tax reporting statement is to provide verification that the above referenced shareholder has held the security Great Plains Energy Inc. . . . in his account continuously for over one year time period").

Here, Qube submitted the Proposal on November 18, 2013.[2] Therefore, Qube had to verify continuous ownership for the one-year period preceding and including this date, *i.e.*, November 18, 2012 through November 18, 2013. However, the First TD Waterhouse Letter supplied by Qube and dated November 5, 2013 merely stated that Qube "holds, and has been set up to receive and exercise proxies on behalf of its clients, for 6,700 shares," and thus it does not cover the period between November 18, 2012 and November 4, 2013, or the period between November 6, 2013 and November 18, 2013. *See* Exhibit A. The Deficiency Notice clearly stated the need to prove continuous ownership for one year as of November 18, 2013, explaining that the First TD Waterhouse Letter was insufficient because it "establishes [Qube]'s ownership of the Company's shares as of November 5, 2013 rather than as of the date that the Proposal was submitted (November 18, 2013), and does not verify ownership for the full one-year period preceding and including the date that the Proposal was submitted." In addition, the Deficiency Notice stated that sufficient proof would require "a written statement from the 'record' holder of Qube's shares . . . verifying that Qube continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013)." In doing so, the Company complied with the Staff's guidance in SLB 14G for providing Qube with adequate instruction as to Rule 14a-8's proof of ownership requirements.

Despite the Deficiency Notice's instructions to show proof of continuous ownership for "the one-year period preceding and including the date the Proposal was submitted (November 18, 2013)," Qube has failed to do so. The Second TD Waterhouse Letter sent by Qube in

[2] As indicated by the tracking information included in Exhibit B, November 18, 2013 is the date the Proposal was picked up by the delivery company. We believe this is the most analogous date to the guidance in SLB 14G indicating that a "proposal's date of submission [is] the date the proposal is postmarked or transmitted electronically."

response to the Deficiency Notice did not provide any indication of the number of shares held by Qube and failed to even mention Company shares, instead referring to the "funds" held by Qube on behalf of its client. Specifically, the Second TD Waterhouse Letter merely referred the Company to the November 26, 2013 Security Record and Positions Report and stated that "this report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of its clients." As with the materials provided by the proponents in *Mylan*, *General Electric* and *Great Plains Energy*, neither TD Waterhouse letter contains an affirmative statement that Qube owned at least $2,000 of Company shares for the requisite one-year period as of November 22, 2013. Moreover, as with the precedent cited above, the Security Record and Positions Reports accompanying both of the TD Waterhouse letters are insufficient to establish Qube's *continuous* ownership of Company securities for at least one year as of the date the Proposal was submitted (November 18, 2013) and merely demonstrate the shares held by Qube's clients as of one or more specific dates.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), Qube has not sufficiently demonstrated that it continuously owned the requisite number of Company shares for the requisite one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False And Misleading In Violation Of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B").

In this regard, the Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that contain statements that are false or misleading. *See, e.g., Wal-Mart Stores, Inc.* (avail. Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "all genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products); *McDonald's Corp.* (avail. Mar. 13, 2001) (granting no-action relief because the proposal to adopt "SA 8000 Social Accountability Standards" did not accurately describe the standards). Similarly, the Staff has concurred, on numerous occasions, that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also General Electric Co. (Freeda)* (avail. Jan. 21, 2011) (proposal requesting specified changes to senior executive compensation excludable because "in applying this particular proposal to GE, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

The Proposal states that the Proposal's "pay ratio cap will be the same as as [sic] requried [sic] by the SEC when reporting under Item of 402 of Regulation S-K." However, there is no "pay ratio" requirement applicable when "reporting under Item 402 of Regulation S-K" or under any other Commission regulation. While it is possible that Qube is referring to the Commission's proposed pay ratio disclosure rules, this is not clear from the Proposal. On September 18, 2013, the Commission proposed rules to implement Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013) ("Proposed Pay Ratio Disclosure Rules"). The Proposed Pay Ratio Disclosure Rules would require certain registrants to disclose the annual total compensation of their median employee, the annual total compensation of their chief executive officer and the ratio of these two amounts. If adopted, the Proposed Pay Ratio Disclosure Rules would add disclosure requirements to Item 402 of Regulation S-K. However, the Proposed Pay Ratio Disclosure Rules have not been, and may never be, adopted by the Commission. And, in any event, the Proposal does not establish any connection between it and the Proposed Pay Ratio Disclosure Rules.

In addition, the Proposal's statement about a "pay ratio cap" could be read to reference the Proposed Pay Ratio Disclosure Rules. However, the Proposed Pay Ratio Disclosure Rules do not propose, contemplate or even request comment on a "pay ratio cap" or any other limitation on executive compensation. Instead, they would require disclosure of the ratio of a company's median employee's annual total compensation to the compensation of its chief executive officer. Since the Proposal seeks to require the Company to implement a "pay ratio cap . . . as requried [sic] by the SEC when reporting under" a standard that does not (and may never) exist, it is impossible for the Company to know how it should implement the Proposal. Similarly, this ambiguity means that the Company's shareholders would not be able to determine in making their voting decisions what actions or measures the Proposal requires.

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3) because they contain false implications or inaccurate references that could mislead shareholders or are otherwise ambiguous. For example, in *General Electric Co.*

(avail. Jan. 6, 2009) the proposal requested that the company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The action requested in the proposal was based on the underlying assertion that the company had plurality voting and allowed shareholders to "withhold" votes when in fact the company had implemented majority voting in the election of directors, and therefore did not provide a means for shareholders to "withhold" votes in the typical elections, and the Staff concurred that the proposal was false and misleading.

Likewise, in *Johnson & Johnson* (avail. Jan. 31, 2007), the Staff considered a shareholder proposal asking the company's board to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution to approve the compensation committee report in the proxy statement. The shareholder proposal at issue implied that shareholders would be voting on the company's executive compensation policies, however, under recently amended Commission rules, the compensation committee report would no longer contain that information. Accordingly, the Staff concurred that the proposal was materially false and misleading and thus excludable under Rule 14a-8(i)(3). *See also WellPoint, Inc.* (avail. Feb. 12, 2007) (same); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *Duke Energy Corp.* (avail. Feb. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the company had no nominating committee); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion under Rule 14a-8(i)(3) as false and misleading of a proposal that requested the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

As in the precedent cited above, the Proposal is premised on an inaccuracy and, at the same time, is ambiguous. In this case, the Proposal relies on a "pay ratio cap" based on what it asserts is reporting under a Commission regulation that does not (and may never) exist. Moreover, current Commission rulemaking on the Proposed Pay Ratio Disclosure Rules is only somewhat relevant as the Proposed Pay Ratio Disclosure Rules (and the statutory provision under which the Commission proposed such rules) do not propose or contain a "pay ratio cap." Therefore, shareholders reading the Proposal may mistakenly believe that the Proposal relates to a standard "requried [sic] by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)" when none exists and will have no basis to determine what exactly they are being asked to vote on. Similar to the proposal in *General Electric* (avail. Jan. 6, 2009), the central mandate of the Proposal materially relies on a standard that does not exist, and, similar to the proposals in *Johnson & Johnson* and *General Magic*, the Proposal creates a false impression that could mislead shareholders. Therefore, consistent with the precedent above, we believe the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is false and misleading in violation of Rule 14a-9.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

We also believe that the Proposal is excludable under Rule 14a-8(i)(3) as the Proposal is vague and indefinite so as to be misleading because it fails to define terms necessary for the Board and shareholders to understand what implementation should entail. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail.").

In this regard, the Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in *Boeing Co. (Recon.)* (avail. Mar. 2, 2011), the Staff permitted the exclusion of a proposal that sought for Boeing to negotiate with senior executives to "request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See also General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring with the exclusion of a proposal that the board implement a compensation policy for "the executives in the upper management (that being plant managers to board members), based on stock growth" as vague and indefinite where the company had no executive category for plant manager).

Moreover, the Staff consistently has concurred with the exclusion of shareholder proposals involving executive compensation matters when such proposals have included terms that are subject to multiple interpretations. For example, in *PepsiCo Inc. (Steiner)* (avail. Jan. 10, 2013), the Staff concurred that a proposal requesting the adoption of a policy to limit the accelerated vesting of senior executives' equity awards following a change of control to vesting on "a pro rata basis," provided that any "performance goals must have been met" was excludable under Rule 14a-8(i)(3) where the company argued that it was unclear, among other things, what was meant by "pro rata basis," and for what period, and to what extent, the performance goals needed to be met. *See also AT&T Inc.* (avail. Jan. 10, 2013); *Baxter International Inc.* (avail. Jan. 10, 2013); *Staples, Inc.* (avail. Mar. 5, 2012); *Devon Energy Corp.* (avail. Mar. 1, 2012); *Limited Brands, Inc.* (avail. Feb. 29, 2012) and *Verizon Communications Inc.* (avail. Jan. 27, 2012) (each concurring in the exclusion under Rule 14a-8(i)(3) of a proposal seeking to limit accelerated vesting of equity awards in the event of "termination" or a "change of control" subject to "pro rata" vesting where such terms were undefined).

Here, the Proposal similarly fails to define certain key terms such that shareholders and the Company cannot determine with any reasonable certainty exactly what actions or measures the Proposal requires. For example, the Proposal fails to identify the scope or timing of "all employees" for whom "median annual total compensation" must be calculated. Given that the Proposed Pay Ratio Disclosure Rules are not in effect, it is unclear whether the Proposal's reference to "all employees" is intended to apply to anyone who was an employee during a specific period of time (e.g., the last fiscal year or during the last three fiscal years, both of which are covered by the disclosure requirements in Item 402 of Regulation S-K) or only those individuals employed by the Company as of a specific date (e.g., as of the last day of the most recently completed fiscal year).

To the extent that key terms in the Proposal are intended to be defined based on the Proposed Pay Ratio Disclosure Rules, shareholders voting on the Proposal will not know the meaning of those terms when voting on the Proposal. These rules have only been proposed, and not adopted, and the Commission has sought comment not only on the Proposed Pay Ratio Disclosure Rules but a number of other inquiries. For example, the Commission has asked for comments on whether (a) the Proposed Pay Ratio Disclosure Rules should apply to only U.S. employees or whether international employees also should be included, (b) they should apply to only full-time employees, or whether part-time, seasonal and temporary employees (or some combination of these groups) also should be included, and (c) independent contractors, workers employed through third-parties and/or employees of the Company's subsidiaries should be included. See Proposed Pay Ratio Disclosure Rules, Requests for Comment 7, 11, 12 and 13. Furthermore, the Commission has also requested comment on what should be included in the concept of "compensation," both for the purpose of identifying the median employee and for calculating his or her total annual compensation, and, without further guidance, the Proposal's use of the term "compensation" is ambiguous. See Proposed Pay Ratio Disclosure Rules, Requests for Comment 21, 22, 24 and 33. The Commission's decisions on these and other matters in adopting any final pay ratio disclosure rules will dramatically impact the scope and impact of the Proposal.

The Proposal also is impermissibly vague because it refers to "reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)." The reference to GAAP is vague and indefinite because there are instances in which executive compensation reporting requirements under Item 402 are not consistent with GAAP. For example, as set forth in the adopting release for the 2009 amendments to Item 402 of Regulation S-K, in complying with Item 402 companies are to report "the aggregate grant date fair value of stock awards and options awards . . . rather than the dollar amount recognized for financial statement purposes for the fiscal year." Exchange Act Release No. 33-9089; 34-61175 (Dec. 16, 2009). Although the grant date valuation of stock and option awards is determined in accordance with GAAP, the amounts reported under GAAP for purposes of a company's fiscal year financial statements will differ from the amounts reported under Item 402. Furthermore, certain forms of incentive-based compensation may be earned in one year but not paid until the next. Item 402(a)(2) requires disclosure of "all plan and non-plan compensation awarded to, earned by, or paid to" named executive officers. However, under GAAP, compensation earned in one fiscal year under a multi-year cash-based incentive arrangement may have been accrued and reflected in financial statements over the performance period and not in the final year that it is earned. Thus, the meaning of the Proposal's reference to "reporting under Item 402 of Regulation S-K using . . . GAAP" is misleading.[3]

Finally, we note that although the Proposal references Item 402 of Regulation S-K, it fails to sufficiently describe any substantive provisions of Item 402 that the Board of Directors or Compensation Committee should use in limiting the compensation of each named executive officer. As the Staff has found on numerous occasions, a shareholder proposal that references an external standard, such as Item 402 of Regulation S-K, without providing a definition or description of that external standard is excludable because the shareholders cannot be expected to know what a defined term encompasses or to make an informed decision on the merits of the proposal. For example, in *Dell Inc.* (avail. Mar. 30, 2012), the Staff concurred in the exclusion of a proposal that would allow shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements" to include board nominations in the company's proxy, noting that the quoted language represented a central aspect of the proposal and that many shareholders "may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." Similarly, in *KeyCorp* (avail. Mar. 15, 2013), the Staff concurred in the exclusion of a proposal requesting that the company "establish a policy requiring that the Board's chairman be an 'independent director,' as defined by the rules of the New York Stock Exchange, and who has not previously served as an executive officer of KEYCORP." In its response letter, the Staff stated that the New York Stock Exchange definition of director independence was a "central aspect" of the proposal, yet the proposal "does not provide information about what this definition means." The Staff similarly concurred in the exclusion of other independent chair shareholder proposals that referred to the New York Stock Exchange or NASDAQ

[3] The reference to "reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP)" also makes the Proposal materially false and misleading in violation of Rule 14a-9. The reference creates the implication that compensation figures created to comply with Item 402 of Regulation S-K also comply with generally accepted accounting principles, which rarely will be the case.

independence standards without describing those standards. *See McKesson Corp.* (avail. Apr. 17, 2013); *Ashford Hospitality Trust, Inc.* (avail. Mar. 15, 2013); *Chevron Corp.* (avail. Mar. 15, 2013); and *Comcast Corp.* (avail. Mar. 15, 2013). *See also Cardinal Health, Inc.* (avail. July 6, 2012) (concurring with the exclusion of a similar proposal, the Staff noted that "neither [shareholders] nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."); *WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012) (concurring with exclusion of a similar proposal). In the instant case, neither the Company nor its shareholders are able to determine how the provisions of Item 402 of Regulation S-K are to be applied under the Proposal.

For each of these reasons, and consistent with the precedent cited above, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal since they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. Accordingly, because the Proposal fails to sufficiently define necessary terminology, it is impermissibly vague and indefinite so as to be inherently misleading and, thus, is excludable in its entirety under Rule 14a-8(i)(3).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power Or Authority To Implement The Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Staff has concurred consistently that a proposal is excludable under Rule 14a-8(i)(6) when a company cannot guarantee that it can produce the results requested in the proposal. For example, in *AT&T Inc.* (avail. Feb. 9, 2012), the Staff concurred with the exclusion under Rule 14a-8(i)(6) of a proposal that would have required the company to adopt policies on climate change within six months of its prior annual meeting. In permitting no-action relief under Rule 14a-8(i)(6), the Staff noted that the company did not have the power to implement the proposal as presented because the date by which the policies would have had to be adopted had already past. *See also Intel Corp.* (avail. Feb. 7, 2005) and *General Electric Co.* (avail. Jan. 14, 2005) (each concurring with exclusion of a proposal requesting that the company always have an independent board chair under Rule 14a-8(i)(6) where it "does not appear to be within the power of the board of directors to ensure").

In the current instance, the Company lacks the power or authority to implement the Proposal because the Proposal would require the Board to implement a "pay ratio cap" that is the same "as requried [sic] by the SEC when reporting under Item 402 of Regulation S-K." However, as noted above, no such requirement exists under Regulation S-K or any other Commission regulation or guidance, including the Proposed Pay Ratio Disclosure Rules. The Staff has concurred with the exclusion under Rule 14a-8(i)(6) of shareholder proposals that, similar to the Proposal, seek to limit executive compensation based on a reference to regulation that does not exist. For example, in *Philip Morris Companies Inc.* (avail. Feb. 25, 1998), the Staff considered a proposal that called for the company's board to "create a formula linking future executive compensation packages to compliance with federally-mandated decreases in teen smoking." The company argued in its no-action request that it lacked the power or authority to implement the proposal because, even though the company had entered into a memorandum of understanding with other companies to support the adoption of federal legislation that would incorporate features of the proposal, no federal legislation yet existed, and the goals provided by the memorandum of understanding were industry-wide goals and not intended to be company-specific. In concurring that the proposal could be excluded under the predecessor to Rule 14a-8(i)(6), the Staff stated: "The staff notes in particular the Company's representation that the goals set forth in the proposed global settlement agreement are directed at the whole tobacco industry, not individual companies; it is therefore unclear what specific standards the Company would have to meet." *See also RJR Nabisco Holdings Corp.* (avail. Feb. 25, 1998) (concurring with the exclusion of a similar proposal because compensation would have to be tied to the achievement of industry-wide goals).

Just as in *Philip Morris* and *RJR Nabisco Holdings*, the Company lacks the power to implement the Proposal, as it is unclear what specific standards the Company would have to meet, and the Company cannot guarantee that any pay ratio cap implemented will comply with regulations that do not currently exist nor which the Commission has the statutory authority to adopt. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

V. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because It Is Not A Proper Subject For Action By Shareholders Under The Laws Of The State Of North Carolina.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that it may exclude the Proposal under this basis because the Proposal is not a proper subject for action by shareholders under the laws of North Carolina, the jurisdiction of the Company's organization.

The Proposal is stated in mandatory rather than precatory language. Section 55-8-01 of the North Carolina Business Corporation Act (the "NCBCA") vests management of the business and affairs of the Company in the Company's Board, except as otherwise provided in the NCBCA or the Amended and Restated Articles of Incorporation ("Articles"). Neither the NCBCA nor the Company's Articles restricts the Board in a way relevant to the requirements of the Proposal. In fact, § 55-3-02 of the NCBCA provides that each corporation has the power "[t]o elect or appoint directors, officers, employees and agents of the corporation, define their duties, fix their compensation and lend them money and credit," the Company's Articles provide that the Board has the authority to appoint officers and the Company's Bylaws state that the Board has the authority to fix the salaries of officers in a manner prescribed by the Board. Under North Carolina law, the Board is necessarily clothed with broad discretionary powers to manage the affairs of the Company, and, absent a provision in the Company's Articles to the contrary or evidence of bad faith, shareholders have no right to usurp the Board's authority. *See Gaines v. Long Mfg. Co.*, 67 S.E.2d 355 (N.C. 1951). In our opinion, the language of the Proposal mandating that the Board take a specific action is contrary to the NCBCA.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(l). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal mandates that the Company's Board "limit the individual total compensation for each Named Executive Officer." The Proposal therefore requires the Board to perform specific actions, leaving no discretion to the Board. Thus, the Proposal seeks to usurp the discretion of the Board. The Staff consistently has concurred that a shareholder proposal mandating or directing that a company's board of directors take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and is therefore excludable under Rule 14a-8(i)(1). *See National Technical Systems, Inc.* (avail. Mar. 29, 2011); *Bank of America Corp.* (avail. Feb. 16, 2011); *MGM MIRAGE* (avail. Feb. 6, 2008); *Cisco Systems, Inc.* (avail. Jul. 29, 2005). In each case, the proposal mandated, rather than requested, that the company take a specific action. Similarly, the Proposal is not a proper subject for shareholder action under North Carolina law since it mandates, instead of requests, that the Board address a matter clearly within its discretion and purview, and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-2507, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Attachments

cc: Ian Quigley, Qube Investment Management Inc.

EXHIBIT A


QUBE

November 6, 2013

Mr. Larry Thompson, Corporate Secretary
PepsiCo
700 Anderson Hill Road
Purchase, New York 10577

RE: Independent Shareholder Proposal

Dear Mr. Thompson:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 100 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients hold investments based on their quality of earnings and social responsibility. We have been proud to hold your shares in our portfolio since June 2011 (never falling below $2000) and have attached proof of ownership from our institutional brokerage/custodian. Our intention is to continue holding these securities through to the Annual Meeting of our Shareholders and likely well beyond that.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal for the upcoming Annual Shareholder's Meeting:

PROPOSAL — Total Executive Compensation Limit at 99 Times Average Wages

RESOLVED: That the Board of Directors and/or the Compensation Committee limit the individual total compensation for each Named Executive Officer (NEO) to NINETY-NINE TIMES the median annual total compensation paid to all employees of the company. This pay ratio cap will be the same as as requried by the SEC when reporting under Item 402 of Regulation S-K using U.S. Generally Accepted Accounting Principles (GAAP).

SUPPORTING STATEMENT

As a world leader in food and beverages, PepsiCo should take the lead in addressing continued public criticism that executive officers have been offered excessive compensation in recent years.

The 2012 US Census Bureau American Community Survey (www.census.gov) states that the median household income in the US was $51,371, placing pay for Named Executive Positions (NEO) at PepsiCo (according to the 2013 proxy filing material) over 300 times the average American worker in at least one case.

Edmonton 200 Kendall Building | 9414 - 91 Street NW , Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

It is reasonable to expect a rational link between the compensation programs of all employees at PepsiCo worldwide and a *fantastic* concept that any one employee's contribution could be considered greater than three hundred times the contribution of the other team members.

A basic premise in the design of executive compensation is peer benchmarking. Research, including from the Conference Board, illustrates the flaw in this benchmarking logic. Three quarters of vacant CEO positions are filled from internal promotions and, when outside candidates are chosen, most are junior ranking executives brought in from elsewhere, not CEOs jumping ship. Focusing CEO compensation against peer positions ratchets gross pay while demoralizing employees with an inconsistent pay gap. As the CEO is an employee of the corporation, pay should be conducted within the context of compensation for the organization as a whole and an extension of the infrastructure that governs the rest of the company's wage program(s). This pay disconnect could demotivate employees and compromise the confidence of shareholders, both leading to lower share values.

Some believe capping executive compensation will create a competitive disadvantage for the firm. We believe this perspective is ripe for a challenge. Certainly any lost competitiveness will be offset by great improvements to the corporate reputation and increased demand for the shares.



We would be happy to attend the meeting to communicate this proposal in person, if required. Please advise should you require any other information from us. Thank you for allowing shareholders the opportunity to make proposals at the annual shareholder's meeting.

Best regards,

Ian Quigley, MBA
Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca



TD Waterhouse
TD Waterhouse Canada Inc
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Nov 5th 2013

To Whom It May Concern:

This is to verify that As of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 6,700 shares of PEPSICO INC.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery





Security Record and Positions Report

	Date	[illegible]	[illegible]	[illegible]	RR	[illegible]	[illegible]	[illegible]	[illegible]
	12-06-2012	IPP TRUST VINCEN			YB65	145	0	0	0
	12-06-2012	IPP TRUST VINCEN			YB65	145	0	0	0
	11-01-2013	KEIBEL GARRY			YB65	73	0	0	0
	11-01-2013	KEIBEL GARRY			YB65	73	0	0	0
	07-04-2012	ADVANTAGE STAFF			YB65	47	0	0	0
	07-04-2012	ADVANTAGE STAFF			YB65	47	0	0	0
	08-13-2012	CUBE INVESTMENT			YB65	80	0	0	0
	08-13-2012	CUBE INVESTMENT			YB65	80	0	0	0
	07-04-2012	HANSEN ALFRED			YB65	182	0	0	0
	07-04-2012	HANSEN ALFRED			YB65	182	0	0	0
	10-25-2013	SCHULTZ EDWARD			YB65	120	0	0	0
	10-25-2013	SCHULTZ EDWARD			YB65	120	0	0	0
	07-05-2012	WASYLYSHYN ALEX			YB65	82	0	0	0
	07-05-2012	WASYLYSHYN ALEX			YB65	82	0	0	0
	07-04-2012	CLARKE CURTIS			YB65	37	0	0	0
	07-04-2012	CLARKE CURTIS			YB65	37	0	0	0
	07-04-2012	JIREH CAPITAL LT			YB65	136	0	0	0
	07-04-2012	JIREH CAPITAL LT			YB65	136	0	0	0
	02-15-2010	IPP TRUST TOMANE			YB65	380	0	0	0
	02-15-2010	IPP TRUST TOMANE			YB65	380	0	0	0
	07-04-2012	COSCO JUDITH			YB65	186	0	0	0
	07-04-2012	COSCO JUDITH			YB65	186	0	0	0
	07-04-2012	ROUSELL JUNE			YB65	29	0	0	0
	07-04-2012	ROUSELL JUNE			YB65	29	0	0	0
	07-30-2013	777287 ALBERTA L			YB65	229	0	0	0
	07-30-2013	777287 ALBERTA L			YB65	229	0	0	0
	07-04-2012	IPP FOR ALLAN RO			YB65	51	0	0	0
	07-04-2012	IPP FOR ALLAN RO			YB65	51	0	0	0
	07-04-2012	IPP FOR MARK AND			YB65	59	0	0	0
	07-04-2012	IPP FOR MARK AND			YB65	59	0	0	0
	07-04-2012	CHANT R & J			YB65	184	0	0	0
	07-04-2012	CHANT R & J			YB65	184	0	0	0
	03-18-2013	HARRISON COOPER			YB65	287	0	0	0
	03-18-2013	HARRISON COOPER			YB65	287	0	0	0
	11-08-2013	IPP FOR TIMOTHY			YB65	263	0	0	0
	11-08-2013	IPP FOR TIMOTHY			YB65	263	0	0	0
	10-02-2012	MORRISSEY SUSAN			YB65	75	0	0	0
	10-02-2012	MORRISSEY SUSAN			YB65	75	0	0	0
	09-20-2012	ALENIUS TIM			YB65	45	0	0	0
	09-20-2012	ALENIUS TIM			YB65	45	0	0	0
	07-04-2012	LIESKE CHRISTINE			YB65	36	0	0	0
	07-04-2012	LIESKE CHRISTINE			YB65	36	0	0	0
	07-04-2012	HORAN JACK			YB65	43	0	0	0
	07-04-2012	HORAN JACK			YB65	43	0	0	0
	07-04-2012	MURPHY SEAN			YB65	40	0	0	0
	07-04-2012	MURPHY SEAN			YB65	40	0	0	0
	09-27-2013	JANICE LAVOIE			YB65	172	0	0	0
	11-06-2013	MELANIE & WATSON			YB65	319	0	0	0
	08-28-2013	HRITZUK P & M			YB65	160	0	0	0
	09-18-2013	DAVISON CAROL			YB65	59	0	0	0
	07-04-2012	VISSER GLEN			YB65	67	0	0	0
	07-04-2012	FENRICH PATRICIA			YB65	48	0	0	0
	11-30-2012	IPP FOR BARRY &			YB65	860	0	0	0
	07-05-2012	1081087 ALBERTA			YB65	53	0	0	0
	07-11-2012	HAYWARD ROBERT			YB65	30	0	0	0
	07-11-2012	IPP FOR GORDON A			YB65	156	0	0	0
	07-25-2012	IPP FOR KEN SARG			YB65	186	0	0	0
	09-18-2013	LEMAISTRE MARGAR			YB65	99	0	0	0
	08-14-2013	DOWLER LESLIE			YB65	104	0	0	0
	12-21-2012	CURRIE COMMUNICA			YB65	130	0	0	0
	12-11-2012	STAWNICKY RICHAR			YB65	65	0	0	0
	12-21-2012	HERNANDEZ BARBAR			YB65	180	0	0	0
	01-22-2013	HORNE TERY			YB65	100	0	0	0
	05-01-2013	IPP FOR AL JANOU			YB65	95	0	0	0
	01-22-2013	PROCYSHYN MINA			YB65	37	0	0	0
	05-13-2013	TOMANEK LEANNE			YB65	44	0	0	0
	05-13-2013	SCOTT LISA LP			YB65	36	0	0	0
	05-01-2013	LEMAISTRE CHRIST			YB65	48	0	0	0
	05-03-2013	IPP FOR REVTECH			YB65	77	0	0	0
	05-28-2013	GOODBRAND IAN			YB65	82	0	0	0
	09-09-2013	QUIGLEY HOLDINGS		M	YB65	67	0	0	0
	09-30-2013	WHARTON TREVOR			YB65	84	0	0	0
	07-30-2013	IPP FOR CONNECTE			YB65	83	0	0	0
-- 482999		NORTH AMER REIT INCM T/U	CUSIP=657091107						
	11-19-2012	HARRISON COOPER			YB65	3,000	0	0	0
	11-19-2012	HARRISON COOPER			YB65	3,000	0	0	0
-- 910004		ORBITE ALUMINAE INC CL-A	CUSIP=85558C106						
	10-01-2012	GABERT RUSSELL			YB65	1,580	0	0	0
-- 530979		PEPSICO INC	CUSIP=713448108						
	08-31-2012	KOSMAN CAROL			YB65	80	0	0	0
	08-31-2012	KOSMAN CAROL			YB65	80	0	0	0
	08-14-2013	MACK JOSEPH			YB65	61	0	0	0
	08-14-2013	MACK JOSEPH			YB65	61	0	0	0
	07-04-2012	IPP FOR LYNN-DI			YB65	161	0	0	0
	07-04-2012	IPP FOR LYNN-DI			YB65	161	0	0	0
	08-20-2012	IPP FOR VINCENT			YB65	198	0	0	0

INSTITUTIONAL SERVICES



Security Record and Positions Report

Date	Account Short Name	Account Number	Account Type	RR	Current Quantity	Safekeeping Quantity	Pending Quantity	Segregated Quantity
08-30-2012	IPP FOR VINCENT			YB65	138	0	0	0
08-08-2012	IPP TRUST SHEWEL			YB65	170	0	0	0
08-08-2012	IPP TRUST SHEWEL			YB65	170	0	0	0
02-15-2013	IPP TRUST SHERRE			YB65	160	0	0	0
02-15-2013	IPP TRUST SHERRE			YB65	160	0	0	0
07-04-2012	IPP FOR DONALD W			YB65	61	0	0	0
07-04-2012	IPP FOR DONALD W			YB65	61	0	0	0
10-05-2013	IPP FOR DR DENNI			YB65	66	0	0	0
10-05-2013	IPP FOR DR DENNI			YB65	66	0	0	0
11-08-2013	JAMAL ROZMIN			YB65	80	0	0	0
11-08-2013	JAMAL ROZMIN			YB65	80	0	0	0
07-04-2012	JAMES ALFRED			YB65	80	0	0	0
07-04-2012	JAMES ALFRED			YB65	80	0	0	0
07-04-2012	IPP FOR ANTONIO			YB65	43	0	0	0
07-04-2012	IPP FOR ANTONIO			YB65	43	0	0	0
07-04-2012	IPP FOR NOEL & W			YB65	409	0	0	0
07-04-2012	IPP FOR NOEL & W			YB65	409	0	0	0
08-13-2012	IPP TRUST QUIGLE			YB65	80	0	0	0
08-13-2012	IPP TRUST QUIGLE			YB65	80	0	0	0
07-04-2012	HANSEN A & L			YB65	353	0	0	0
07-04-2012	HANSEN A & L			YB65	353	0	0	0
10-16-2013	SCHULTZ EDWARD			YB65	171	0	0	0
10-16-2013	SCHULTZ EDWARD			YB65	171	0	0	0
01-11-2013	IPP FOR DWIGHT &			YB65	138	0	0	0
01-11-2013	IPP FOR DWIGHT &			YB65	138	0	0	0
07-05-2012	GODBOUT KATHLEEN			YB65	59	0	0	0
07-05-2012	GODBOUT KATHLEEN			YB65	59	0	0	0
07-04-2012	PARKINS JOHN			YB65	69	0	0	0
07-04-2012	PARKINS JOHN			YB65	69	0	0	0
08-08-2012	IPP TURST HRITZU			YB65	170	0	0	0
08-08-2012	IPP TURST HRITZU			YB65	170	0	0	0
07-04-2012	IPP TRUST MUTH			YB65	233	0	0	0
07-04-2012	IPP TRUST MUTH			YB65	233	0	0	0
03-19-2013	IPP FOR STEPHEN			YB65	226	0	0	0
03-19-2013	IPP FOR STEPHEN			YB65	226	0	0	0
07-06-2012	RCA FOR JOEL THO			YB65	44	0	0	0
07-06-2012	RCA FOR JOEL THO			YB65	44	0	0	0
07-04-2012	COSCO JOHN			YB65	96	0	0	0
07-04-2012	COSCO JOHN			YB65	96	0	0	0
07-04-2012	IPP FOR JOHN COS			YB65	137	0	0	0
07-04-2012	IPP FOR JOHN COS			YB65	137	0	0	0
08-20-2012	IPP FOR GREG KRO			YB65	136	0	0	0
08-20-2012	IPP FOR GREG KRO			YB65	136	0	0	0
07-04-2012	SMITH KAREN			YB65	56	0	0	0
07-04-2012	SMITH KAREN			YB65	56	0	0	0
07-04-2012	QUIGLEY CURTIS			YB65	90	0	0	0
07-04-2012	QUIGLEY CURTIS			YB65	90	0	0	0
08-29-2012	IPP FOR JIMANO C			YB65	120	0	0	0
08-29-2012	IPP FOR JIMANO C			YB65	120	0	0	0
07-05-2012	HARRISON COOPER			YB65	200	0	0	0
07-05-2012	HARRISON COOPER			YB65	200	0	0	0
07-04-2012	CUNNIGHAM DAVID			YB65	187	0	0	0
07-04-2012	CUNNIGHAM DAVID			YB65	187	0	0	0
07-15-2013	STARCHUK D & M			YB65	198	0	0	0
10-03-2013	ROBERT LEO			YB65	224	0	0	0
08-19-2013	DAVISON RICK			YB65	113	0	0	0
02-26-2013	IPP TRUST HERTZM			YB65	292	0	0	0
07-04-2012	IPP FOR HERBERT			YB65	226	0	0	0
08-28-2012	IPP FOR TERRY &			YB65	62	0	0	0
08-09-2012	IPP FOR LEN CHAL			YB65	198	0	0	0
07-04-2012	MICHAELCHUK KEN			YB65	61	0	0	0
07-04-2012	HAYWARD SARAH			YB65	96	0	0	0
07-05-2012	BARETTA LORENA			YB65	75	0	0	0
07-05-2012	BARETTA TIJO			YB65	79	0	0	0
08-24-2012	GABBEY ANNETTE			YB65	88	0	0	0
08-28-2012	IPP FOR RON & LO			YB65	275	0	0	0
03-28-2013	LEMAISTRE MARGAR			YB65	72	0	0	0
01-11-2013	GABERT RUSSELL			YB65	100	0	0	0
10-25-2012	FENRICH JOSEPH			YB65	45	0	0	0
11-20-2012	ROUSELL DEBRA			YB65	99	0	0	0
01-22-2013	BOTHWELL ROBERT			YB65	119	0	0	0
03-13-2013	LANE TANIS			YB65	49	0	0	0
05-01-2013	IPP FOR REVTECH			YB65	72	0	0	0
09-18-2013	AMBROZIC DARLENE			YB65	105	0	0	0
11-08-2013	AMBROZIC DARLENE			YB65	117	0	0	0
09-09-2013	QUIGLEY HOLDINGS		M	YB65	63	0	0	0
— 881114	POWERSHARES 1-5YR LAD ETF	CUSIP=73937H107						
08-31-2012	KOSMAN CAROL			YB65	1,425	0	0	0
08-31-2012	KOSMAN CAROL			YB65	1,425	0	0	0
07-06-2012	MACK CHRISTINE			YB65	4,880	0	0	0
07-06-2012	MACK CHRISTINE			YB65	4,880	0	0	0
07-04-2012	IPP FOR LYNN-DI			YB65	5,449	0	0	0
07-04-2012	IPP FOR LYNN-DI			YB65	5,449	0	0	0
07-04-2012	LYNN DI INC			YB65	2,357	0	0	0
07-04-2012	LYNN DI INC			YB65	2,357	0	0	0
08-23-2012	IPP TRUST SHEWEL			YB65	6,205	0	0	0
08-23-2012	IPP TRUST SHEWEL			YB65	6,205	0	0	0
07-30-2013	IPP TRUST SHERRE			YB65	4,923	0	0	0
07-30-2013	IPP TRUST SHERRE			YB65	4,923	0	0	0
08-14-2012	IPP FOR DONALD W			YB65	1,515	0	0	0
08-14-2012	IPP FOR DONALD W			YB65	1,515	0	0	0

EXHIBIT C



PEPSICO







700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com

AMY E. CARRIELLO
SENIOR LEGAL COUNSEL
Tel: 914-253-2507
Fax: 914-249-8109
amy.carriello@pepsico.com

December 3, 2013

VIA FEDEX AND EMAIL
Ian Quigley
Portfolio Manager
Qube Investment Management Inc.
200 Kendall Building
9414 91 Street NW
Edmonton, AB T6C 3P4

Dear Mr. Quigley:

I am writing on behalf of PepsiCo Inc. (the "Company"), which received on November 19, 2013, your letter giving notice of Qube Investment Management Inc.'s ("Qube") intent to present a shareholder proposal entitled "Total Executive Compensation Limit at 99 Times Average Wages" at the Company's 2014 Annual Meeting of Shareholders (the "Proposal"). It is unclear from your letter whether Qube was providing this notice pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders or pursuant to the advance notice provisions of the Company's By-Laws. If Qube was providing notice pursuant to Rule 14a-8, please note that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to Qube's attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Qube provided a letter from TD Waterhouse Canada Inc., dated November 5, 2013, (the "TD Waterhouse Letter") stating "that [a]s of Nov. 5th, 2013, Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients, for 6,700 shares of [the Company's Stock]." Although the TD Waterhouse Letter states that Qube "holds" these shares, Qube states that it is a portfolio management firm and that its clients hold the investments. As Rule 14a-8(b) provides that shareholder proponents must submit proof of ownership (rather than proof of authority to vote Company shares or to purchase or sell Company shares on behalf of its clients), Qube must demonstrate that it is the owner, with economic interest, of the shares specified in the TD Waterhouse Letter.

In addition, even if Qube can demonstrate an economic interest in the shares specified in the TD Waterhouse Letter, that letter does not provide adequate proof that Qube has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The TD Waterhouse Letter is insufficient because it does not verify continuous ownership of Company shares for the full one-year period preceding and including the date that the Proposal was submitted to the Company (November 18, 2013). Specifically, the letter establishes the Proponent's ownership of the Company's shares as of November 5, 2013, rather than as of the date that the Proposal was submitted (November 18, 2013), and does not verify ownership for the full one-year period preceding and including the date that the Proposal was submitted.

To remedy these defects, Qube must obtain a new proof of ownership letter verifying its continuous ownership (and not merely a right to purchase/sell or vote) of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 18, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of Qube's shares (usually a broker or a bank) verifying that Qube continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013); or

(2) if Qube has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Qube's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Qube continuously held the requisite number of Company shares for the one-year period.

If Qube intends to demonstrate ownership by submitting a written statement from the "record" holder of Qube's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Qube can confirm whether its broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which may be available at either http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If Qube's broker or bank is a DTC participant, then Qube needs to submit a written statement from its broker or bank verifying that it continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013).

(2) If Qube's broker or bank is not a DTC participant, then Qube needs to submit proof of ownership from the DTC participant through which the shares are held verifying that Qube continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013). Qube should be able to find out the identity of the DTC participant by asking its broker or bank. If the broker is an introducing broker, Qube may also be able to learn the identity and telephone number of the DTC participant through Qube's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds Qube's shares is not able to confirm Qube's individual holdings but is able to confirm the holdings of Qube's broker or bank, then Qube needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013), the requisite number of Company shares were continuously held: (i) one from Qube's broker or bank confirming Qube's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

If Qube is not the owner of the shares referenced in the TD Waterhouse Letter, we believe that the Proposal was not properly submitted because Rule 14a-8 does not provide for a shareholder to submit a shareholder proposal through the use of a representative. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." However, in the event that a court or the SEC staff disagrees with that view, such that the proponent of the Proposal is actually a client for which Qube serves as investment manager, then (1) the client must be identified; (2) Qube must provide evidence that that client had authorized Qube to submit the Proposal on the client's behalf as of the date the Proposal was submitted (November 18, 2013); and (3) the client must provide proof of its ownership of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 18, 2013) in the manner described above. In addition, under Rule 14a-8(b) of the Act, a shareholder must provide the company with a written statement that it intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. Thus, if the proponent of the Proposal is a client for which Qube serves as investment manager, the client must submit a written statement that it intends to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date Qube receives this letter. Please address any response to me at 700 Anderson Hill Road, Purchase, NY 10577. Alternatively, Qube may transmit any response by facsimile to me at (914) 249-8035.

If you have any questions with respect to the foregoing, please contact me at (914) 253-2507. For reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Amy Carriello
Senior Counsel, Corporate Governance

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

From: Carriello, Amy {PEP}
Sent: Tuesday, December 03, 2013 6:01 PM
To: ian
Subject: Shareholder Proposal Submitted to PepsiCo, Inc.

Dear Mr. Quigley,

Please see the attached letter in response to the shareholder proposal submitted to PepsiCo, Inc. by Qube Investment Management Inc.

Please acknowledge receipt of this email.

Best regards,

Amy

Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo. Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. | Fax |

From: Ian Quigley
Sent: Friday, December 06, 2013 1:53 AM
To: Carriello, Amy {PEP}
Subject: Re: Shareholder Proposal Submitted to PepsiCo, Inc.

Hello Amy:

Hope you are well.

I have some additional material coming Monday from our custodian that should help clarify these matters and alleviate your concerns on our eligibility.

Best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

#200 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone:
www.qubeconsulting.ca
www.qubeflex.ca

On Dec 3, 2013, at 4:00 PM, Carriello, Amy {PEP} wrote:

Dear Mr. Quigley,

Please see the attached letter in response to the shareholder proposal submitted to PepsiCo, Inc. by Qube Investment Management Inc.

Please acknowledge receipt of this email.

Best regards,

Amy

Amy Carriello | Senior Counsel, Corporate Governance
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. | Fax |

<SCAN_20131203175130.pdf>

GIBSON DUNN

EXHIBIT E

From: Ian Quigley
Sent: Thursday, December 12, 2013 11:33 AM
To: Carriello, Amy {PEP}
Subject: Re: Shareholder Proposal Submitted to PepsiCo, Inc.

Hello Amy:

Hope you are well.

I attach a confirmation letter from our custodian that the prior material sent (Security Position Report), is a valid written statement showing continuous ownership of stock of no less than $2000 for at least one year (satisfaction of SEC rule 14a-8). The time period provided runs from about 2 years ago to the present. It also confirms other procedural items.

Our research of appropriate methods to prove eligibility indicate that room has to be offered to allow for various custodial providers and arrangements. We have supplied an official report from our Custodian with an affirmation letter declaring the report valid. It appears we are at a point of disagreement on this and we would suggest that the SEC review as part of your no action request (assuming you decide to make one).

Should you wish to discuss our proposal, we are always open for that dialogue and look forward to a continuing and positive relationship as proxyholders of Pepsi.



TD Waterhouse
TD Waterhouse Canada Inc.
Institutional Services
77 Bloor Street West, 2nd Floor
Toronto, Ontario M5S 1M2

Dec. 11/2013

To Whom It May Concern:

This is to verify that TDW is Depository Trust Company under DTC # 5036. Qube Investment Management Inc. holds, and has been set up to receive and exercise proxies on behalf of their clients and the attached Security Record and Positions Report is valid.
The Security Record and Positions Report provide a daily report of all firm security holdings sorted by IBM security code, listing accounts. This report indicates continuous ownership of the funds for Qube Investment Management Inc. on behalf of their clients.

Please advise if you require more information.

Regards,

Hediyeh Sarayani

Account Manager

Melina Jesuvant

Manager, Service Delivery





Security Record and Positions Report

as of 11-22-2013

Firm: Qube Investment Management Inc.

Security			Account				Balances			Error
	Date	Account Short Name	Account Number	Account Type	RR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity	
	05-13-2013	TOMANEK LEANNE			YB8S	44	0	0	0	
	05-13-2013	SCOTT LISA LP			YB8S	38	0	0	0	
	05-01-2013	LEMAISTRE CHRIST			YB8S	48	0	0	0	
	05-03-2013	IPP FOR REVTECH			YB8S	77	0	0	0	
	05-29-2013	GOODBRAND IAN			YB8S	82	0	0	0	
	09-09-2013	QUIGLEY HOLDINGS		M	YB8S	87	0	0	0	
	11-23-2013	WHARTON TREVOR			YB8S	141	0	0	0	
	07-30-2013	IPP FOR CONNECTE			YB8S	98	0	0	0	
– 492899		NORTH AMER REIT INCM T/U	CUSIP=657001107							
	11-19-2012	HARRISON COOPER			YB8S	3,000	0	0	0	
	11-19-2012	HARRISON COOPER			YB8S	3,000	0	0	0	
– 516854		ORBITE ALUMINAE INC CL-A	CUSIP=68558C108							
	10-01-2012	GABERT RUSSELL			YB8S	1,500	0	0	0	
– 535579		PEPSICO INC	CUSIP=713448108							
	11-18-2013	KOSMAN CAROL			YB8S	80	0	0	0	
	11-18-2013	KOSMAN CAROL			YB8S	80	0	0	0	
	06-14-2013	MACK JOSEPH			YB8S	61	0	0	0	
	06-14-2013	MACK JOSEPH			YB8S	61	0	0	0	
	07-04-2012	IPP FOR LYNN-DI			YB8S	181	0	0	0	
	07-04-2012	IPP FOR LYNN-DI			YB8S	181	0	0	0	
	08-30-2012	IPP FOR VINCENT			YB8S	138	0	0	0	
	08-30-2012	IPP FOR VINCENT			YB8S	138	0	0	0	
	08-28-2012	IPP TRUST SHEWEL			YB8S	170	0	0	0	
	08-28-2012	IPP TRUST SHEWEL			YB8S	170	0	0	0	
	02-15-2013	IPP TRUST SHERRE			YB8S	160	0	0	0	
	02-15-2013	IPP TRUST SHERRE			YB8S	160	0	0	0	
	07-04-2012	IPP FOR DONALD W			YB8S	61	0	0	0	
	07-04-2012	IPP FOR DONALD W			YB8S	61	0	0	0	
	10-25-2013	IPP FOR DR DENNI			YB8S	80	0	0	0	
	10-25-2013	IPP FOR DR DENNI			YB8S	80	0	0	0	
	11-06-2012	JAMAL ROZMIN			YB8S	90	0	0	0	
	11-06-2012	JAMAL ROZMIN			YB8S	90	0	0	0	
	07-04-2012	JAMES ALFRED			YB8S	50	0	0	0	
	07-04-2012	JAMES ALFRED			YB8S	50	0	0	0	
	11-21-2013	IPP FOR ANTONIO			YB8S	43	0	0	0	
	11-21-2013	IPP FOR ANTONIO			YB8S	43	0	0	0	
	07-04-2012	IPP FOR NOEL & W			YB8S	400	0	0	0	
	07-04-2012	IPP FOR NOEL & W			YB8S	400	0	0	0	
	08-13-2012	IPP TRUST QUIGLE			YB8S	80	0	0	0	
	08-13-2012	IPP TRUST QUIGLE			YB8S	80	0	0	0	
	07-04-2012	HANSEN A & L			YB8S	353	0	0	0	
	07-04-2012	HANSEN A & L			YB8S	353	0	0	0	
	10-18-2013	SCHULTZ EDWARD			YB8S	171	0	0	0	
	10-18-2013	SCHULTZ EDWARD			YB8S	171	0	0	0	
	01-11-2013	IPP FOR DWIGHT &			YB8S	130	0	0	0	
	01-11-2013	IPP FOR DWIGHT &			YB8S	130	0	0	0	
	07-06-2012	GODBOUT KATHLEEN			YB8S	60	0	0	0	
	07-06-2012	GODBOUT KATHLEEN			YB8S	60	0	0	0	
	07-04-2012	PARKINS JOHN			YB8S	89	0	0	0	
	07-04-2012	PARKINS JOHN			YB8S	89	0	0	0	
	08-08-2012	IPP TURST HRITZU			YB8S	170	0	0	0	
	08-08-2012	IPP TURST HRITZU			YB8S	170	0	0	0	
	07-04-2012	IPP TRUST MUTH			YB8S	233	0	0	0	
	07-04-2012	IPP TRUST MUTH			YB8S	233	0	0	0	
	03-18-2013	IPP FOR STEPHEN			YB8S	226	0	0	0	
	03-18-2013	IPP FOR STEPHEN			YB8S	223	0	0	0	
	07-06-2012	RCA FOR JOEL THO			YB8S	44	0	0	0	
	07-06-2012	RCA FOR JOEL THO			YB8S	44	0	0	0	
	07-04-2012	COSCO JOHN			YB8S	96	0	0	0	
	07-04-2012	COSCO JOHN			YB8S	96	0	0	0	
	07-04-2012	IPP FOR JOHN COS			YB8S	137	0	0	0	
	07-04-2012	IPP FOR JOHN COS			YB8S	137	0	0	0	
	08-20-2012	IPP FOR GREG KRO			YB8S	136	0	0	0	
	08-20-2012	IPP FOR GREG KRO			YB8S	138	0	0	0	
	07-04-2012	SMITH KAREN			YB8S	56	0	0	0	
	07-04-2012	SMITH KAREN			YB8S	56	0	0	0	
	11-19-2013	QUIGLEY CURTIS			YB8S	90	0	0	0	
	11-19-2013	QUIGLEY CURTIS			YB8S	90	0	0	0	
	08-28-2012	IPP FOR JIMAND C			YB8S	120	0	0	0	
	08-28-2012	IPP FOR JIMAND C			YB8S	120	0	0	0	
	07-06-2012	HARRISON COOPER			YB8S	230	0	0	0	
	07-06-2012	HARRISON COOPER			YB8S	230	0	0	0	
	07-04-2012	CUNNIGHAM DAVID			YB8S	167	0	0	0	
	07-04-2012	CUNNIGHAM DAVID			YB8S	167	0	0	0	
	07-15-2013	STARCHUK D & M			YB8S	188	0	0	0	
	10-03-2013	ROBERT LEO			YB8S	224	0	0	0	
	09-18-2013	DAVISON RICK			YB8S	113	0	0	0	
	02-28-2013	IPP TRUST HEITZM			YB8S	252	0	0	0	
	07-04-2012	IPP FOR HERBERT			YB8S	226	0	0	0	
	08-28-2012	IPP FOR TERRY &			YB8S	82	0	0	0	
	08-09-2012	IPP FOR LEN CHAL			YB8S	156	0	0	0	
	07-04-2012	MICHAELCHUK KEN			YB8S	61	0	0	0	
	07-04-2012	HAYWARD SARAH			YB8S	55	0	0	0	
	07-06-2012	BARETTA LORENA			YB8S	75	0	0	0	
	07-06-2012	BARETTA TILIO			YB8S	79	0	0	0	
	08-24-2012	GABBEY ANNETTE			YB8S	60	0	0	0	
	03-26-2013	LEMAISTRE MARGAR			YB8S	72	0	0	0	
	01-11-2013	GABERT RUSSELL			YB8S	100	0	0	0	
	10-25-2012	FENRICH JOSEPH			YB8S	48	0	0	0	
	11-20-2012	ROUSELL DEBRA			YB8S	60	0	0	0	
	01-22-2013	BOTHWELL ROBERT			YB8S	119	0	0	0	



Security Record and Positions Report

As of 11-21-2013

Firm: Qube Investment Management Inc.

Security			Account				Balance			Error
	Date	Account ShortName	Account Number	Account Type	RR	Current Quantity	Safe Keeping Segregated Quantity	Pending Quantity	Registered Quantity	
	09-13-2013	LANE TANIS			YBBS	40	0	0	0	
	05-01-2013	IPP FOR REVTECH			YBBS	72	0	0	0	
	09-18-2013	AMBROZIC DARLENE			YBBS	105	0	0	0	
	11-06-2013	AMBROZIC DARLENE			YBBS	117	0	0	0	
	09-09-2013	QUIGLEY HOLDINGS		M	YBBS	82	0	0	0	
~ 361114		POWERSHARES 1-5YR LAD ETF	CUSIP=73937H167							
	08-31-2012	KOSMAN CAROL			YBBS	1,425	0	0	0	
	08-31-2012	KOSMAN CAROL			YBBS	1,425	0	0	0	
	07-05-2012	MACK CHRISTINE			YBBS	4,880	0	0	0	
	07-05-2012	MACK CHRISTINE			YBBS	4,880	0	0	0	
	07-04-2012	IPP FOR LYNN-DI			YBBS	5,440	0	0	0	
	07-04-2012	IPP FOR LYNN-DI			YBBS	5,440	0	0	0	
	07-04-2012	LYNN DI INC			YBBS	2,357	0	0	0	
	07-04-2012	LYNN DI INC			YBBS	2,357	0	0	0	
	08-23-2012	IPP TRUST SHEWEL			YBBS	6,206	0	0	0	
	08-23-2012	IPP TRUST SHEWEL			YBBS	6,206	0	0	0	
	07-30-2013	IPP TRUST SHERRIE			YBBS	4,523	0	0	0	
	07-30-2013	IPP TRUST SHERRIE			YBBS	4,523	0	0	0	
	08-14-2012	IPP FOR DONALD W			YBBS	1,516	0	0	0	
	08-14-2012	IPP FOR DONALD W			YBBS	1,516	0	0	0	
	07-04-2012	EWASIUK, CARMEN			YBBS	222	0	0	0	
	07-04-2012	EWASIUK, CARMEN			YBBS	222	0	0	0	
	07-04-2012	ADVANTAGE STAFF			YBBS	574	0	0	0	
	07-04-2012	ADVANTAGE STAFF			YBBS	574	0	0	0	
	07-04-2012	HANSEN A & L			YBBS	3,015	0	0	0	
	07-04-2012	HANSEN A & L			YBBS	3,015	0	0	0	
	08-23-2012	HANSEN ALFRED			YBBS	9,250	0	0	0	
	08-23-2012	HANSEN ALFRED			YBBS	9,250	0	0	0	
	07-05-2012	GODBOUT KATHLEEN			YBBS	740	0	0	0	
	07-05-2012	GODBOUT KATHLEEN			YBBS	740	0	0	0	
	07-04-2012	PARKINS JOHN			YBBS	1,530	0	0	0	
	07-04-2012	PARKINS JOHN			YBBS	1,530	0	0	0	
	07-05-2012	JIREH CAPITAL LT			YBBS	6,895	0	0	0	
	07-05-2012	JIREH CAPITAL LT			YBBS	6,895	0	0	0	
	07-04-2012	IPP TRUST MUTH			YBBS	4,199	0	0	0	
	07-04-2012	IPP TRUST MUTH			YBBS	4,199	0	0	0	
	07-04-2012	MUTH D & D			YBBS	889	0	0	0	
	07-04-2012	MUTH D & D			YBBS	889	0	0	0	
	07-04-2012	IPP TRUST TOMANE			YBBS	6,724	0	0	0	
	07-04-2012	IPP TRUST TOMANE			YBBS	6,724	0	0	0	
	07-04-2012	IPP FOR STEPHEN			YBBS	5,415	0	0	0	
	07-04-2012	IPP FOR STEPHEN			YBBS	5,415	0	0	0	
	08-23-2012	IPP FOR GREG KRO			YBBS	1,865	0	0	0	
	08-23-2012	IPP FOR GREG KRO			YBBS	1,865	0	0	0	
	07-29-2013	SMITH KAREN			YBBS	1,642	0	0	0	
	07-29-2013	SMITH KAREN			YBBS	1,642	0	0	0	
	07-04-2012	ROUSELL JUNE			YBBS	741	0	0	0	
	07-04-2012	ROUSELL JUNE			YBBS	741	0	0	0	
	07-04-2012	ROUSELL DARRELL			YBBS	914	0	0	0	
	07-04-2012	ROUSELL DARRELL			YBBS	914	0	0	0	
	08-23-2013	QUIGLEY SHARON			YBBS	560	0	0	0	
	08-26-2013	QUIGLEY SHARON			YBBS	560	0	0	0	
	07-04-2012	BACCHUS CHARLENE			YBBS	99	0	0	0	
	07-04-2012	BACCHUS CHARLENE			YBBS	99	0	0	0	
	09-20-2012	IPP FOR ALLAN RO			YBBS	1,150	0	0	0	
	09-20-2012	IPP FOR ALLAN RO			YBBS	1,150	0	0	0	
	07-04-2012	IPP FOR JAMES MA			YBBS	5,861	0	0	0	
	07-04-2012	IPP FOR JAMES MA			YBBS	5,861	0	0	0	
	07-04-2012	CHANT JACQUELINE			YBBS	213	0	0	0	
	07-04-2012	CHANT JACQUELINE			YBBS	213	0	0	0	
	07-04-2012	CUNNINGHAM DAVID			YBBS	2,940	0	0	0	
	07-04-2012	CUNNINGHAM DAVID			YBBS	2,940	0	0	0	
	08-30-2012	IPP FOR TIMOTHY			YBBS	2,190	0	0	0	
	08-30-2012	IPP FOR TIMOTHY			YBBS	2,190	0	0	0	
	07-04-2012	HORAN JACK			YBBS	1,700	0	0	0	
	07-04-2012	HORAN JACK			YBBS	1,700	0	0	0	
	07-04-2012	MURPHY SEAN			YBBS	600	0	0	0	
	07-04-2012	MURPHY SEAN			YBBS	600	0	0	0	
	10-08-2013	ROBERT LEO			YBBS	2,016	0	0	0	
	07-04-2012	MURPHY GAETANNE			YBBS	165	0	0	0	
	06-26-2013	VISSER GLEN			YBBS	1,200	0	0	0	
	09-07-2012	IPP TRUST HEITZM			YBBS	890	0	0	0	
	07-04-2012	IPP FOR TERRY &			YBBS	1,540	0	0	0	
	08-21-2012	IPP FOR LEN CHAL			YBBS	2,060	0	0	0	
	07-04-2012	HAYWARD SARAH			YBBS	500	0	0	0	
	07-04-2012	HAYWARD SARAH			YBBS	1,780	0	0	0	
	07-04-2012	IPP FOR BARRY &			YBBS	8,448	0	0	0	
	07-11-2012	HAYWARD ROBERT			YBBS	707	0	0	0	
	08-15-2012	DOWLER NOEL			YBBS	2,340	0	0	0	
	06-25-2013	NOMAK ENTERPRISE			YBBS	1,800	0	0	0	
	12-21-2012	HERNANDEZ BARBAR			YBBS	641	0	0	0	
	01-22-2013	HORNE TERY			YBBS	2,006	0	0	0	
~ 361435		PRAXAIR INC	CUSIP=74005P104							
	07-04-2012	LYNN DI INC			YBBS	50	0	0	0	
	07-04-2012	LYNN DI INC			YBBS	50	0	0	0	
	03-18-2013	IPP TRUST VINCEN			YBBS	129	0	0	0	
	03-18-2013	IPP TRUST VINCEN			YBBS	129	0	0	0	
	11-01-2013	KEIBEL GARRY			YBBS	54	0	0	0	
	11-01-2013	KEIBEL GARRY			YBBS	54	0	0	0	
	07-04-2012	AQUIN DAWN			YBBS	20	0	0	0	
	07-04-2012	AQUIN DAWN			YBBS	20	0	0	0	